UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of November 2023
Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC
(Translation of registrant's name into English)

B006 Millais House
Castle Quay
St Helier
Jersey JE2 3EF
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

INCORPORATION BY REFERENCE

Exhibit 99.1 included with this report on Form 6-K/A is expressly incorporated by reference into this report and is hereby incorporated by reference as exhibit to the Registration Statement on Form F-3 of Caledonia Mining Corporation Plc (File No. 333-255500), as amended or supplemented.

EXPLANATORY NOTE

This report on Form 6-K/A is being filed to amend Exhibit 99.1 of the Form 6-K filed on November 14, 2023 which contained a non-material error in the presentation of diluted earnings per share for the three and nine months ended September 30, 2023. Other than the explanation of the error, there are no changes to this report on Form 6-K/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC
(Registrant)

Date: November 27, 2023	/s/ JOHN MARK LEARMONTH
John Mark Learmonth
CEO and Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated November 27, 2023